SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

GALIANO GOLD INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

04341Y105

(CUSIP Number)

Joyce Chan, Gold Mountains Asset Management Limited, Unit 7502A, Level 75, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong + (852) 2803 2280
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	04341Y105

1	NAME OF REPORTING PERSON Zijin Global Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,956,097 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,029,097 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,956,097 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.43%(3)
14	TYPE OF REPORTING PERSON OO

1.

Zijin Global Fund, Gold Mountains Asset Management Limited, and Jin Huang Mining Company Limited entered into a Voting Agreement, dated as of January 29, 2018, pursuant to which the parties to the Voting Agreement agreed to vote all of their respective holdings in the Common Stock of Galiano Gold Inc. (the “Issuer”) as a group.

2.

Consists of 2,029,097 shares held by Zijin Global Fund and 7,927,000 shares held by Jin Huang Mining Company Limited. Gold Mountains Asset Management Limited, as the manager of Zijin Global Fund, is also deemed to have beneficial ownership of the shares held by Zijin Global Fund.

3.

The percentage reported in this Amendment No. 5 to Schedule 13D (this “Amendment No. 5) is based upon 224,943,453 shares of Common Stock outstanding as reported by the Issuer on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 14, 2023 (the “6-K”).

CUSIP No.	04341Y105

1	NAME OF REPORTING PERSON Gold Mountains Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,956,097 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,029,097 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,956,097 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.43%(3)
14	TYPE OF REPORTING PERSON IV

1.

Zijin Global Fund, Gold Mountains Asset Management Limited, and Jin Huang Mining Company Limited entered into a Voting Agreement, dated as of January 29, 2018, pursuant to which the parties to the Voting Agreement agreed to vote all of their respective holdings in the Common Stock of the Issuer as a group.

2.

Consists of 2,029,097 shares held by Zijin Global Fund and 7,927,000 shares held by Jin Huang Mining Company Limited. Gold Mountains Asset Management Limited, as the manager of Zijin Global Fund, is also deemed to have beneficial ownership of the shares held by Zijin Global Fund.

3.	The percentage reported in this Amendment No. 5 is based upon 224,943,453 shares of Common Stock outstanding as reported by the Issuer on Form 6-K filed with the SEC on November 14, 2023.

CUSIP No.	04341Y105

1	NAME OF REPORTING PERSON Jin Huang Mining Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,956,097 (1)(2)
	9	SOLE DISPOSITIVE POWER 7,927,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,956,097 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.43%(3)
14	TYPE OF REPORTING PERSON CO

1.

Zijin Global Fund, Gold Mountains Asset Management Limited, and Jin Huang Mining Company Limited entered into a Voting Agreement, dated as of January 29, 2018, pursuant to which the parties to the Voting Agreement agreed to vote all of their respective holdings in the Common Stock of the Issuer as a group.

2.

Consists of 2,029,097 shares held by Zijin Global Fund and 7,927,000 shares held by Jin Huang Mining Company Limited. Gold Mountains Asset Management Limited, as the manager of Zijin Global Fund, is also deemed to have beneficial ownership of the shares held by Zijin Global Fund.

3.	The percentage reported in this Amendment No. 5 is based upon 224,943,453 shares of Common Stock outstanding as reported by the Issuer on Form 6-K filed with the SEC on November 14, 2023.

Explanatory Note

This Amendment No. 5 amends and supplements the statement on Schedule 13D initially filed on January 29, 2018 (the “Original Schedule 13D”), as amended by:

●	Amendment No. 1 filed on February 12, 2018

●	Amendment No. 2 filed on March 5, 2018

●	Amendment No. 3 filed on April 24, 2023

●	Amendment No. 4 filed on July 19, 2023 (“Amendment No. 4”, and the Original Schedule 13D and the first three amendments, collectively, “Prior 13D”).

This Amendment No. 5 is filed by Zijin Global Fund, a Cayman Islands company limited by shares (“Zijin”), Gold Mountains Asset Management Limited, a company limited by shares and formed in Hong Kong (“Gold Mountains”) and Jin Huang Mining Company Limited, a British Virgin Islands company limited by shares (“Jin Huang”, and collectively with Zijin and Gold Mountains, the “Reporting Persons”, and each individually a “Reporting Person”), relating to the common stock, without par value, of Galiano Gold Inc. (f/k/a Asanko Gold Inc.), a corporation incorporated under the laws of British Columbia. This Amendment No. 5 is being filed to report that certain Reporting Persons sold 7,373,000 shares of Common Stock in open market transactions.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as expressly amended and supplemented by this Amendment No. 5, the Prior 13D is not amended or supplemented in any respect, and the disclosures set forth in the Prior 13D, other than as amended herein are incorporated by reference herein.

This Amendment No. 5 amends Item 4 and Item 5 as set forth below. As set forth below, as a result of the transactions described herein, on November 22, 2023 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 5 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Prior 13D):

This Amendment No. 5 is being filed to report that certain Reporting Persons sold 7,373,000 shares of Common Stock in open market transactions.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c), and (e) of Schedule 13D is hereby amended and restated to read as follows:

(a) Rows (11) and (13) of the cover pages to Amendment No. 5 are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to Amendment No. 5 set forth the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole power to dispose or to direct the disposition or shared power to dispose or direct the disposition.

(c) The Reporting Persons engaged in the following open market transactions:

Date	Transaction	Entity	Quantity	Price Per Share
11-22-23	Sale	Jin Huang	(7,373,000)	CAD 0.8

(e) As a result of the transactions described herein, on November 22, 2023 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 5 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2023

ZIJIN GLOBAL FUND

By:	/s/ Liu Sha
Name:	Liu Sha
Title:	Director

GOLD MOUNTAINS ASSET MANAGEMENT LIMITED

By:	/s/ Liu Sha
Name:	Liu Sha
Title:	Director

JIN HUANG MINING COMPANY LIMITED

By:	/s/ Zhang Yan
Name:	Zhang Yan
Title:	Director